 EXHIBIT 99.6 OPTION AGREEMENT
Option Agreement
OPTION AGREEMENT

This Option Agreement is between Larry W. Lang, ("Optionor"), and/or assignee, and Supreme Hospitality, a Nevada Corporation, ("Optionee").

This Agreement begins on May 1, 2000 and continues to May 1, 2001 or sooner.

This Option Agreement is for property located on Hilltop Drive in Shasta County, Redding, California and is depicted as APN #‘s 117-170-07 & 117-170-08 and consists of approximately 2.61 acres.

Optionor agrees to pay the sum of One-Million Three-Hundred Thousand dollars ($1,300,000.00) to Optionee upon the final execution of option.

/s/ Larry W. Lang Larry W. Lang Owner	/s/ Larry W. Lang Larry W. Lang President, Supreme Hospitality